EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/8/2012	9/3/2011
Earnings:
Income before income taxes	$6,335	$6,835
Unconsolidated affiliates’ interests, net	(18)	(66)
Amortization of capitalized interest	2	2
Interest expense (a)	611	584
Interest portion of rent expense (b)	144	129

Earnings available for fixed charges	$7,074	$7,484

Fixed Charges:
Interest expense (a)	$611	$584
Capitalized interest	4	7
Interest portion of rent expense (b)	144	129

Total fixed charges	$759	$720

Ratio of Earnings to Fixed Charges (c)	9.32	10.40

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.

(b)	One-third of net rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.